Mail Stop 4561

October 14, 2008

Diane Pyun
President, Chief Financial Officer, Principal Accounting Officer
Color Accents Holdings, Inc.
813 Woodburn Road
Raleigh, NC 27605

      Re: **Color Accents Holdings, Inc**.
              Registration Statement on Form S-1
              Filed September 17, 2008
              File No. 333-153536

Dear Ms. Pyun:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Prospectus Cover Page</u>

1. A cover page conforming to the requirements of Item 501 of Regulation S-K must be the first page of the prospectus. The table of contents must immediately follow a one-page prospectus cover. Please reorganize the cover page and table of contents accordingly.

Prospectus Summary, page 1

2. Please revise the first sentence of your "About Our Company" section to disclose that you are a development stage company that has not realized any revenues and that has had limited operations to date. Further, please disclose that from April 28, 2008 (inception) to July 31, 2008, you have incurred accumulated net losses of $24,411 and that based on your financial history since inception, your independent auditor has expressed doubt as to your ability to continue as a going concern.

3. Please revise the "About Our Company" section to provide a more complete overview of the business model you plan to follow and to provide an overview of what has been accomplished and what remains to be accomplished to develop a viable, sustainable business. Concisely describe the business plan you propose to implement in order for the company to generate revenues. Please disclose what you must accomplish to begin providing "total interior design, color analysis, and home staging," and explain how and when you expect to sell your products or services. Briefly describe the material steps you must take to reach operational status, as well as estimated costs. Please identify your target markets and explain how you intend to market your services. The overview of your business requested by this comment will better introduce investors to your company. The response to this comment should be concise. Reasonably detailed discussions of the topics introduced in the summary should be provided in the appropriate sections of the body of the prospectus.

4. Please revise your disclosure about your corporate history in your "About Our Company" section to include that in your stock purchase agreement and share exchange with Color Accents, Inc., you issued 6,527,500 common shares in exchange for 100% of the issued and outstanding shares of Color Accents, Inc.

5. Please provide a section in your summary that introduces potential investors to your management and summarizes the background of management in the business that the company intends to compete.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

Capital Resources and Liquidity

6. You state that your cash position may not be significant enough to support your daily operations. Please disclose the current monthly or quarterly rate at which you use cash in your operations. Discuss whether this rate of cash usage is expected to increase over the next 12 months. In quantitative terms, disclose your estimate of the minimum amount of capital you need to fund expected operations

over the next 12 months, including your expenses as a public company. Discuss how you plan to obtain capital resources in that amount, and describe the potential impact on you if you are unable to obtain such funds. Please also revise your appropriate risk factor disclosure on page 3 to provide quantitative information regarding your estimated needs for capital during a minimum of 12 months following the date of the prospectus. See Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for more guidance.

7. You state both in this section and on risk factors on page 3 that you intend to raise additional funds by way of a public or private offering of equity or debt securities. In your risk factors disclosure, you further state that if you are unable to obtain financing on reasonable terms, you could be forced to delay expansion. Provide a more detailed disclosure regarding the timing with respect to your capital needs and disclose the modifications to your business plan that you believe you will be required to make if you are unable to secure funding.

Directors, Executive Officers, Promoters and Control Persons, page 13

8. We note that Irv Pyun executed the registration statement. In your response letter, explain whether you consider Irv Pyun an executive officer, as that term is defined in Rule 405. Tell us whether you consider Mr. Pyun a "significant employee" as that term is used in Item 401 of Regulation S-K. Finally, provide your analysis of whether Mr. Pyun is a "promoter or control person." If applicable, expand this section to include information responsive to Item 401 of Regulation S-K with respect to Mr. Pyun.

Item 17. Undertakings, page II-3

9. Please provide the undertaking set forth in Item 512(h) of Regulation S-K. In this respect, we presume that you plan to request acceleration of the effective date at a future time, and advise you that the referenced undertaking must be provided prior to the desired effective date.

Signatures

10. Form S-1 requires that the registration statement must be signed by the registrant, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer, and by at least a majority of the board of directors. Diane Pyun signed on behalf of the registrant, but not in her capacity as president, chief financial officer, principal accounting officer, and (sole) director. Please amend the signature page, under the Power of Attorney section, to include Diane Pyun, her titles, and date of signature.

****

As appropriate, please amend your filing in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with each amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the

Diane Pyun
Color Accents Holdings, Inc.
October 14, 2008
Page 5

securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Kevin Dougherty at (202) 551-3271 with any questions. If you require further assistance you may contact me at (202) 551- 3462. If you thereafter require additional assistance you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief-Legal

cc: Via Facsimile (732) 577-1188
         Gregg E. Jaclin, Esq.
         Anslow & Jaclin, LLP